Exhibit 99.7

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total introduces Awango by Total,

Solar solutions to improve access to energy

Paris, November 12, 2012 – To enable off-grid, low-income communities to meet some of their most basic everyday needs, Total has introduced Awango by Total, a line of innovative, reliable solar lighting and phone charging solutions.

Energy is an essential driver of social and economic development. Yet access to electricity is a daily struggle for 1.3 billion people worldwide1. Their traditional lighting sources — kerosene lamps, candles and disposable batteries — are inefficient, unsuited to new uses and account for a significant percentage of spending by base of the pyramid households.

Total is committed to fostering the emergence of innovative technological and marketing solutions to develop a more efficient, reliable and affordable lineup that is also economically viable enough to be sustainable and widely adopted.

For more than a year, all of the components in the Awango by Total line have been tested by customers in four pilot countries — Cameroon, Indonesia, Kenya and the Republic of the Congo — with 125,000 lamps and solar kits sold. Deployment is now being stepped up, with rollout proceeding through 2013 in eight more countries: Burkina Faso, Cambodia, Ethiopia, Haiti, Myanmar, Nigeria, Senegal and Uganda.

“We’re aiming to sell one million solar lamps by 2015, which will improve the living standards of around five million people,” says Christophe de Margerie, Total’s Chairman and Chief Executive Officer. “Total has expert teams worldwide and financial capacity that allows us to test the most innovative solutions before deploying the most robust ones on a larger scale. We’re blazing a trail and encouraging other stakeholders to become involved, to ensure widespread benefits.”

[1]	Source: IEA, 2011.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Awango by Total, a reliable, affordable energy service combining:

•

Equipment selected for its robustness and ease of use: partnerships with three suppliers — d.Light Design, Greenlight Planet and Sundaya — enable the program to offer a full line of lighting and phone charging products, ranging from portable solar lamps to modular kits.

•	Affordable price points and financially responsible solutions, such as leasing in the Republic of the Congo and cooperatives in Indonesia.

•	A one-to two-year warranty for all products, and customer service.

•

Distribution networks adapted to local conditions. To cover the last mile to the communities concerned, the solutions are being marketed through Total’s service station networks, newly created young reseller networks, agricultural cooperatives, etc.

•

The strategically related competencies of Total and German development cooperation agency GIZ. Total and GIZ are working in partnership in four key areas: measuring the program’s social impact, educating communities about renewable energies, training the sales force and developing local recycling systems. The results of this cooperation will be shared and published.

Total is a Platinum Sponsor of the Lighting Africa Conference, a global conference on energy access. The event is being held in Dakar by the World Bank and the International Finance Corporation (IFC) from November 13 to 15

http://www.lightingafrica.org/2012 conference

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

Awango by Total is the dedicated brand of the Total Access to Energy program, which is designed to improve access to energy for low-income communities. The program is a project incubator, examining, testing and funding the development, by Total affiliates, of innovative, economically viable solutions to serve these communities.